FOR IMMEDIATE RELEASE

WestJet announces its fifth consecutive quarter of record profit with net earnings of $29.9 million

CALGARY, ALBERTA. May 1, 2007 - WestJet (TSX:WJA) today announced its first quarter 2007 financial results. The airline reported record first quarter net earnings of $29.9 million compared to $12.9 million in the same period of 2006, an increase of 132 per cent. Diluted earnings per share of 23 cents for the quarter were up from 10 cents in 2006.

Sean Durfy, WestJet's President said today, "Our first quarter results reflect WestJet's ability to deliver three key elements crucial for success: more guests are flying with us, revenue is increasing and costs have been controlled; all while growing our capacity a significant 19 per cent. Our strategic decision making, brand strength and exceptional guest experience, delivered by our dedicated team of WestJetters, makes us one of the most profitable airlines in North America."

First quarter revenue rose to $479.2 million, compared to $386.7 million in the first quarter of 2006, an improvement of 23.9 per cent. Ancillary revenues, which include buy-on-board, headsets, fees, liquor sales and non-fare revenues from WestJet Vacations increased to $22.7 million, 66 per cent higher than in the first quarter 2006.

Capacity, measured in ASM (available seat miles), for the first quarter 2007 rose to 3.4 billion from 2.9 billion in 2006, an increase of 19.1 per cent. Load factor for the quarter ending March 31, 2007 was 81.1 per cent, compared to 79.4 per cent in 2006, with each of the first three months of 2007 producing record-breaking load factors.

The airline flew 2.8 billion RPMs (revenue passenger miles) in the first quarter 2007, compared to 2.3 billion in the same period 2006, an increase of 21.6 per cent. RASM (revenue per available seat mile) for the first quarter 2007 was 13.9 cents, compared to 13.3 cents in the same period in 2006, an increase of 4.2 per cent. Yield, measured as revenue per RPM, was 17.1 cents per passenger mile, compared to 16.8 cents in the same period 2006.

A continued focus on cost management resulted in a first quarter CASM (cost per available seat mile) of 12.3 cents, a slight year-over-year reduction of almost one per cent. Excluding fuel, the airline's CASM in the first quarter of 2007 remained flat at 9.1 cents, compared to the same period in 2006.

Sean Durfy continued, "Our seasonal capacity deployment strategy hit stride, putting us in a unique position within the North American airline industry to deploy a portion of our winter capacity to southern sun spots and then return this inventory to Canada in the peak summer months. RASM increased 4.2 per cent on our total service, an impressive achievement given our 19 per cent capacity increase in the quarter.

"Our commitment to providing exceptional service is winning over guests as we now claim close to 35 per cent of the domestic market. We continue to make inroads into the business and corporate segments which now account for 45 per cent of our guests. We recently signed Wal-Mart Canada to our growing list of corporate accounts.

"This quarter was highlighted by our record earnings performance, our careful management of expenses and our ability to attract an increasing number of guests. We ended the quarter with a strong balance sheet and operating cash flow, and conservative debt-to-equity ratios of 2.4 to 1.

"With the escalating cost of office space in the Calgary market, our Board of Directors approved an estimated $90 million new office facility to be located adjacent to WestJet's existing Hangar. Our research shows that we will achieve efficiencies in space utilization and operating costs simply by consolidating our office space from seven buildings down to one large campus.

"In the second quarter we will add 16 per cent more capacity compared to the second quarter 2006. We see several opportunities for continued profitable growth in Canada. Our strong brand awareness combined with our guest satisfaction results indicate that over 90 per cent of our guests will fly with us again. This positions us well to gain increasing market share and further penetrate and stimulate markets within Canada. We are pleased with our early bookings into Saint John, Kitchener-Waterloo and Deer Lake, all to be launched on May 14th. Moreover, we have a strong team of WestJetters who are committed to our guests and to each other. With their dedication and caring nature, we remain confident in our ability to continue our profitable growth throughout the remainder of 2007."

The airline reported first quarter on-time performance of 75.2 per cent, compared to 64.8 per cent in the first quarter of 2006, a year-over-year improvement of 10.4 points. WestJet's completion rate for the quarter was 98.4 per cent compared to 99.0 per cent in the first quarter 2006.

WestJet successfully completed an upgrade to its Open Skies reservation system. This upgrade is being implemented in two phases. The first phase was successfully completed on April 29th, 2007, which comprised of a migration to the supported version as well as infrastructure enhancements. Work has now begun on phase two of the upgrade which will deliver enhancements to WestJet's global distribution system and web environments.

First Quarter 2007 Management's Discussion and Analysis of Financial Results

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to

capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including available seat mile (ASM), cost per available seat mile (CASM) defined as operating expenses divided by available seat miles, revenue per available seat mile (RASM) defined as total revenue divided by available seat miles, revenue per revenue passenger mile (yield) defined as total revenue divided by revenue passenger miles, operating revenues defined as the total of guest revenues, charter and other revenues and interest income, operating margin defined as earnings from operations divided by total revenues, and load factor defined as revenue passenger miles divided by available seat miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information
(In millions except per share data)

	Three Months Ended			
	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006	Jun. 30 2006
Total revenues	$ 479	$ 459	$ 502	$ 424
Net earnings	$ 30	$ 27	$ 53	$ 22
Basic earnings per share	$ 0.23	$ 0.21	$ 0.41	$ 0.17
Diluted earnings per share	$ 0.23	$ 0.21	$ 0.41	$ 0.17

	Three Months Ended			
	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005	Jun. 30 2005
Total revenues	$ 387	$ 368	$ 406	$ 325
Net earnings	$ 13	$ 1	$ 30	$ 2
Basic earnings per share	$ 0.10	$ 0.01	$ 0.24	$ 0.02
Diluted earnings per share	$ 0.10	$ 0.01	$ 0.23	$ 0.02

Highlights

We are pleased to report record first quarter net earnings of $29.9 million. This is a significant increase over 2006's first quarter net earnings of $12.9 million and represents an all-time high for the January to March period. The growth in our 2007 first quarter net earnings was driven by additional capacity, improved yield and record load factors, which in combination represents revenue per available seat mile (RASM), and continued cost control.

Revenue this quarter grew by 24% over the previous year's first quarter, to $479.2 million. Operating margin in the first quarter of 2007 increased to 11.1%, compared to 6.8% in the same prior-year period.

With significant capacity increase, we are pleased with our RASM increase of 4.2% to 13.9 cents from 13.3 cents in the same period in 2006. Our continued focus on sustainable cost management has produced favourable improvements as evidenced by a slight reduction in year-over-year first quarter unit costs of almost one per cent, including fuel, and has remained relatively flat at 9.1 cents, excluding fuel.

We began 2007 with a fleet of 63 Boeing Next-Generation aircraft with an average age of only 2.5 years. During the quarter, we received two new 737-700 aircraft under operating leases, ending the period with 65 aircraft. Our investment in new aircraft has allowed us to develop new routes, increase frequency on existing routes, provide an overall increase in passenger capacity, as well as improve the comfort of our guests onboard our flights. Our young fleet provides us with lower operating costs through increased fuel efficiencies.

Operational Performance

	Three months ended		
	Mar. 31 2007	Mar. 31 2006	Dec. 31 2006
Available seat miles	3,449,047,814	2,897,107,881	3,314,759,901
Revenue passenger miles	2,797,170,289	2,300,447,475	2,503,375,293
Load factor	81.1%	79.4%	75.5%
Revenue per passenger mile (cents)	17.1	16.8	18.3
Revenue per available seat mile (cents)	13.9	13.3	13.8
Cost per passenger mile (cents)	15.2	15.7	16.5
Cost per available seat mile (cents)	12.3	12.4	12.5
Fuel consumptions (litres)	172,158,303	142,291,618	165,605,465
Fuel cost/litre (cents)	64.0	67.1	64.2
Segments guests	3,040,589	2,621,192	2,889,435
Average stage length	858	831	827
Number of full time equivalent employees at quarter end	5,134	4,376	4,974

Fleet size at quarter end	65	55	63
Aircraft available for use	65	55	63

	% increase (decrease) over Mar. 31 2006	% increase (decrease) over Dec. 31 2006
Available seat miles	19.1%	4.1%
Revenue passenger miles	21.6%	11.7%
Load factor	2.1%	7.4%
Revenue per passenger mile (cents)	1.9%	(6.4%)
Revenue per available seat mile (cents)	4.2%	0.5%
Cost per passenger mile (cents)	(2.9%)	(7.9%)
Cost per available seat mile (cents)	(0.8%)	(1.2%)
Fuel consumptions (litres)	21.0%	4.0%
Fuel cost/litre (cents)	(4.6%)	(0.3%)
Segments guests	16.0%	5.2%
Average stage length	3.2%	3.7%
Number of full time equivalent employees at quarter end	17.3%	3.2%
Fleet size at quarter end	18.2%	3.2%
Aircraft available for use	18.2%	3.2%

Our capacity, measured in available seat miles, in the first quarter of 2007 increased by 19.1% over the first quarter of 2006. That added capacity was more than absorbed by the travelling public as demonstrated by an increase in our first quarter load factor from 79.4% in 2006 to 81.1% in 2007, which is our highest ever first quarter load factor. We continued to deliver a quality product at an affordable price, including added frequency, an improved schedule, the expanded choice of destinations, and operational quality in terms of on-time performance.

We continued to successfully match capacity with demand in a particular season. Our highest level of domestic traffic occurs over the summer months. In the first quarter of 2007, when the harsh Canadian winter dampens domestic travel, we allocated 36% of our total first quarter capacity to our transborder, international and charter destinations, versus 22% allocated in the fourth quarter of 2006. In comparison to the first quarter of 2006, we allocated an additional 7% of our available seat miles to our transborder, international and charter destinations. On an available seat mile basis, we grew our charter, transborder and international capacity by 44.7% during the first three months of 2007 compared to the same period in 2006. Our average stage length in the first quarter of 2007 grew to 858 miles as a result of the increase in flights to longer-haul transborder and international destinations.

The increase in load factor for this quarter, in combination with yield growth, demonstrates the success of our strategy of shifting capacity between our domestic and transborder operations

during the appropriate periods. Since implementing this strategy, the impact on our financial results of changing seasonal demand for air travel has somewhat been alleviated when compared to our historical operating results.

Revenues

Revenue per available seat mile (cents)	Three months ended Mar. 31 2007	Mar. 31 2006	Dec. 31 2006	% change over Mar. 31 2006	% change over Dec. 31 2006
Guest revenues	11.33	10.90	12.37	3.9%	(8.4)%
Charter and other	2.44	2.36	1.33	3.4%	83.5%
Interest income	0.13	0.08	0.13	62.5%	-
	13.90	13.34	13.83	4.2%	(0.5)%

Our disciplined approach to revenue management and economic strength were key contributors to our strong revenue performance this quarter. Total revenues, which include guest revenues, charter and other revenues and interest income, increased to $479.2 million in first quarter 2007, a 23.9% increase from $386.7 million in the same period in 2006. Our first quarter RASM grew 4.2% to 13.9 cents from 13.3 cents in the same period in 2006.

Guest revenues derived from our scheduled flight operations comprise 82% of our total revenues. Guest revenues in the first quarter of 2007 increased 23.7% to $390.7 million versus $315.8 million for the same period last year. The increase in guest revenue can be attributed to a 19% increase in capacity, stronger load factors and higher fares. RASM related to our scheduled services increased by 3.9% in the same comparative periods. Our strong revenue environment, driven by increased demand for air travel, has allowed us to implement rational increases to our fares during the quarter. During the current quarter, our average fare was $141 compared to $132 the same prior-year quarter.

Our strategy to leverage our transborder destinations during periods of slower domestic travel has significantly contributed to our success this quarter. Compared to the same period one year ago, we have generated an increase in our total transborder revenues as a result of increased capacity, combined with modest fare increases on these routes. In addition, these routes represent a greater proportion of our total operations in the first quarter of 2007, compared to the same period in 2006, which has allowed us to earn fares that are comparably higher than fares charged on our domestic flights.

Costs

Cost per available seat mile (cents)	Three months ended Mar. 31 2007	Mar. 31 2006	Dec. 31 2006	% change over Mar. 31 2006	% change over Dec. 31 2006
Aircraft fuel	3.20	3.30	3.21	(3.0%)	(0.3%)
Airport operations	2.21	2.15	2.07	2.8%	6.8%
Flight operations and navigational charges	1.82	1.69	1.88	7.7%	(3.2%)
Sales and marketing	1.12	1.19	1.30	(5.9%)	(13.8%)
Depreciation and amortization	0.90	0.83	0.91	8.4%	(1.1%)
General and administration	0.66	0.69	0.51	(4.3%)	29.4%
Inflight	0.56	0.50	0.68	12.0%	(17.6%)
Aircraft leasing	0.54	0.64	0.58	(15.6%)	(6.9%)
Interest expense	0.54	0.53	0.53	1.9%	1.9%
Maintenance	0.53	0.66	0.56	(19.7%)	(5.4%)
Guest services	0.26	0.26	0.26	(0.0%)	(0.0%)
	12.34	12.44	12.49	(0.8%)	(1.2%)
CASM, excluding fuel	9.14	9.14	9.28	-	(1.5%)

The fundamentals of our business have remained strong. The success of our core strategies is evidenced this quarter by our ability to grow our network by 19% on an available seat mile basis, while at the same time continuing to manage our costs.

Overall, our CASM, including fuel has improved slightly by 0.8% in the first quarter of 2007 compared to the same quarter in 2006. Stage length adjusted, our first quarter CASM, including fuel, would have decreased by 1.9% over the same quarter in 2007, to 12.2 cents, and to 9.0 cents excluding fuel.

Generally, the efficiencies we realized throughout our operations, attributed to economies of scale from increased capacity and longer stage length, were slightly offset by higher airport rates and fees from our increased transborder flights. Increases in these rates and fees, and increased costs from higher compensation paid to our pilots under our new pilot agreement approved in 2006 also contributed to increases in our costs this quarter as will be further discussed.

Fuel

Although the cost of jet fuel remained at elevated levels, we experienced slightly lower jet fuel prices during the quarter than we realized in recent years. During this quarter, our fuel cost per ASM decreased by 3.0% over the same period in 2006. This was driven primarily by a 4.6% decrease in the price of jet fuel per litre. The benefit we realized from the decrease in fuel prices was slightly offset by the increase in fuel burn from higher load factors.

To mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. In the first quarter of 2006, we recognized a net loss of $2.2 million in aircraft fuel resulting from hedging transactions. As at March 31, 2007, we had no outstanding hedge contracts.

Airport operations

Airport operations CASM increased by 2.8% during the first three months of 2007 to 2.21 cents from 2.15 cents in the comparative prior-year period. Our airport costs are primarily driven by the destinations we operate in during that particular period, the size of the aircraft we operate and rates and fee increases determined by airport authorities.

Aligned with our seasonal capacity deployment strategy, we operated 46.8% more flights to transborder destinations in the first quarter of 2007 compared to the first quarter of 2006. While we have benefited from the success of our sunny transborder destinations, these routes incur higher airport costs in relation to our domestic airport operations as a result of higher rates and fees charged in Canada related to transborder operations. This has resulted in an increase in our unit costs in this area of operations.

Our Canadian operations are susceptible to bad weather conditions in the winter, causing increased costs associated with de-icing aircraft, cancelled flights and accommodating displaced guests. During the first quarter of 2007, we incurred higher costs associated with these activities due to the harsher winter we experienced thus far in the year compared to the previous year.

Flight operations and navigational charges

Flight operations and navigational expenses per ASM increased by 7.7% during the first quarter of 2007 compared to the same period in the prior year.

Flight operations expense includes pilot salaries, benefits and stock-based compensation expense. Under the pilot agreement approved in 2006, pilots can opt to receive various levels of cash in lieu of options as part of their compensation arrangement.

During the first year of this new agreement, we incurred both a cash expense, for the portion elected in cash under the terms of the new agreement, and stock-based compensation expense related to the options that were granted to all pilots in May of 2006 under the terms of the old pilot agreement. Consequently, in addition to stock-based compensation expense during the quarter, we paid cash compensation of $3.7 million to pilots who elected to take a certain level of cash in lieu of options as part of their compensation. Starting in May 2007, we expect to see a decline in stock-based compensation expense from prior years related to our pilots who elected to receive more cash rather than options in May 2007, as we will not be incurring the additional stoc-based compensation expense related to those pilots.

Offsetting the increase in pilot compensation expense in the quarter, our air navigational charges per available seat mile declined compared to the first quarter in 2006. This decrease

was driven by 1.8% decrease in rates charged by NAV Canada and the decrease in the billable distance which navigational fees apply due to our increased transborder operations.

Depreciation and amortization

Depreciation and amortization unit costs increased during the quarter by 8.4% compared to the same quarter last year. As a result of one-time adjustments recorded in the first quarter of 2006 related to the purchase and sale of three leased 737-200 aircraft, our quarterly CASM last year was reduced. The disposition of these aircraft marked our final transition to a renewed all Next-Generation fleet.

Aircraft leasing

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet. With the addition of these aircraft, we now lease a total of 20 Next-Generation aircraft, representing 31% of our total fleet, and are scheduled to add one more leased aircraft to our fleet in November 2007.

Aircraft leasing costs per ASM decreased by 15.6% primarily as a result of the dilution of these costs over a greater number of seat miles from the growth in our operating capacity.

Maintenance

Maintenance CASM during the first quarter of 2007 decreased 19.7% compared to the same quarter in 2006. In the first quarter of 2006, we incurred incremental maintenance costs associated with the purchase and sale of three leased 737-200 aircraft.

Because the average age of our fleet is 2.7 years, all of our aircraft require less maintenance now than they will in the future. As our fleet ages, our maintenance costs will increase on a per seat mile basis and as a percentage of our total operating costs.

Reservations system

In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. As at March 31, 2007, we had $31.8 million capitalized, related solely to the aiRES project. If WestJet and the service provider cannot come to an agreement by July 31, 2007, there is the potential of a one-time write-off of this amount.

On December 22, 2006, we entered into a support agreement with the provider of our current reservation system, effective through December 2008. This support agreement will provide us with a supported upgraded version of our current Open Skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend our aiRES contract with the service provider.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods.

Financial Position

Our financial strength continued to be reflected in our strong balance sheet and operating cash flow at the end of this quarter. At March 31, 2007, our total cash and cash equivalents grew to $469.0 million and we achieved a working capital ratio of 1 to 1.

Traditionally, we have financed our aircraft through either secured debt or lease financing. Our debt-to-equity ratio, which includes $491.8 million of off-balance-sheet financing related to the present value of our remaining operating lease obligations, was 2.4 to 1 at the end of the quarter, compared to 2.5 to 1 at the end of the same quarter one year ago. Our debt-to-equity ratio at the end of the first quarter of 2007 was impacted by an adjustment to our opening retained earnings during the period as a result of the adoption of a new CICA Handbook section. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets.

Operating cash flow

We have been able to generate sufficient funds from operations necessary to meet our working capital requirements. Operating cash flow for the first quarter of 2007 rose to $144.3 million, compared to $83.3 million in the same period in 2006, primarily as a result of higher earnings that were driven by a strong operating environment and the growth of our business.

Financing cash flow

During the quarter, we incurred a cash outflow of $51.9 million compared to $104.5 million cash inflow in the same 2006 period. In the first quarter of 2007, we repaid $43.1 million of long-term debt primarily related to our aircraft. In the previous year's first quarter, we received $138.9 million to finance the purchase of three 737-600s and one 737-700 aircraft, and repaid $28.5 million of long-term debt at the same time.

Since year-end 2006, we also paid cash of $8.6 million for deposits on future leased aircraft. During the quarter, we accepted two aircraft under operating leases and finalized leasing terms for two additional Boeing Next-Generation 737 aircraft to be delivered in 2009. At March 31, 2007, we had commitments to take delivery of an additional 20 Next-Generation aircraft through the remainder of 2007 to 2009. In the remainder of 2007, we will receive four 737-700s and one 737-800. In 2008, we will receive five 737-700s and one 737-800. In 2009, we will take delivery of seven 737-700s and two 737-800s.

In addition to lease financing, we also capitalize on opportunities to acquire aircraft under favourable debt arrangements supported by Ex-Im Bank guarantees. We are currently in the process of converting our Preliminary Commitment to a Final Commitment with Ex-Im Bank to cover an additional seven aircraft to be delivered between 2007 and 2008.

Investing cash flow

In the first quarter of 2007, we paid an additional $10.4 million towards future owned aircraft deliveries. At the end of the quarter, we had $46.7 million on deposit with Boeing, for use towards future owned aircraft deliveries. During the quarter, we also received proceeds of $13.7 million on the sale of two engines early in the year that were considered to be in excess of our requirements.

As at April 26, 2007, we had 129,853,483 shares outstanding - 125,353,856 common voting shares and 4,499,627 variable voting shares and 13,333,401 stock options outstanding.

Accounting policies

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments - Disclosure and Presentation, Financial Instruments - Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, we selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of

$36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of March 31, 2007, we did not have any outstanding derivative instruments.

Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

Outlook

Based on our financial strength, competitive position and the current economic environment, our current 2007 outlook is favourable. The second quarter marks a period of seasonal capacity shifting as we transition our fleet from our winter charter and sun destinations back to our Canadian domestic operations in anticipation of the busy summer period. We are shifting 17 per cent of our capacity to domestic operations in the second quarter of 2007 as compared to the first quarter of 2007. With planned capacity growth of 14 per cent domestically and 16 per cent overall in the second quarter of 2007 versus the second quarter of 2006, we expect some pressure to be placed on our yield in our second quarter comparable to what we experienced during the same time last year.

April 30, 2007

WestJet Airlines Ltd.
Consolidated Balance Sheets
March 31, 2007, December 31, 2006 and March 31, 2006 (Unaudited)
(Stated in Thousands of Dollars)

	March 31 2007	December 31 2006	March 31 2006
Assets			
Current assets:			
Cash and cash equivalents (note 2)	$ 469,044	$ 377,517	$ 288,100
Accounts receivable	15,952	12,645	16,970
Income taxes recoverable	3,011	13,820	13,559
Assets held for sale (note 3)	-	13,157	-
Prepaid expenses and deposits	31,731	30,727	33,849
Inventory	9,501	8,200	7,189

	529,239	456,066	359,667
Property and equipment (note 3)	2,142,317	2,158,746	1,938,822
Other assets (note 1)	54,248	111,715	94,247
	$ 2,725,804	$ 2,726,527	$ 2,392,736
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 142,085	$ 121,157	$ 115,972
Advance ticket sales	183,665	148,743	154,222
Non-refundable guest credits	41,702	40,508	33,764
Current portion of long-term debt (note 4)	148,228	153,720	125,325
Current portion of obligations under capital lease (note 5(b))	360	356	342
	516,040	464,484	429,625
Long-term debt (note 4)	1,253,570	1,291,136	1,143,870
Obligations under capital lease (note 5(b))	1,391	1,483	1,751
Other liabilities	14,020	14,114	16,765
Future income tax	149,009	149,283	113,029
	1,934,030	1,920,500	1,705,040
Shareholders' equity:			
Share capital (note 6(a))	435,016	431,248	429,718
Contributed surplus	60,462	58,656	43,671
Accumulated other comprehensive income	(13,070)	-	-
Retained earnings	309,366	316,123	214,307
	791,774	806,027	687,696
Commitments and contingencies (note 5)			
	$ 2,725,804	$ 2,726,527	$ 2,392,736

WestJet Airlines Ltd.
Consolidated Statements of Shareholders' Equity
March 31, 2007, December 31, 2006 and March 31, 2006 (Unaudited)
(Stated in Thousands of Dollars)

For the three months ended March 31, 2007	Share capital	Contributed surplus	Accumulated other comprehensive income
Balance at January 1, 2007	$ 431,248	$ 58,656	$ -
Change in accounting policies (note 1)	-	-	(13,420)
Balance at January 1, 2007, restated	431,248	58,656	(13,420)
Comprehensive income:			
Net earnings	-	-	-
Amortization of hedge settlements	-	-	350
Total comprehensive income			
Issuance of shares pursuant to stock option plans (note 6(a))	124	-	-
Stock-based compensation expense (note 6(d))	-	5,450	-
Stock-based compensation on stock options exercised (note 6(a))	3,644	(3,644)	-
Balance at March 31, 2007	$ 435,016	$ 60,462	$ (13,070)

For the three months ended March 31, 2007	Retained earnings	Total
Balance at January 1, 2007	$ 316,123	$ 806,027
Change in accounting policies (note 1)	(36,612)	(50,032)
Balance at January 1, 2007, restated	279,511	755,995
Comprehensive income:		
Net earnings	29,855	29,855
Amortization of hedge settlements	-	350
Total comprehensive income		30,205
Issuance of shares pursuant to stock option plans (note 6(a))	-	124
Stock-based compensation expense (note 6(d))	-	5,450
Stock-based compensation on stock options exercised (note 6(a))	-	-
Balance at March 31, 2007	$ 309,366	$ 791,774

For the twelve months ended December 31, 2006			
Balance at December 31, 2005	$ 429,613	$ 39,093	$ -
Net earnings	-	-	-
Stock-based compensation expense (note 6(d))	-	21,205	-
Stock-based compensation on stock options exercised (note 6(a))	1,642	(1,642)	-
Share issuance costs (note 6(a))	(10)	-	-
Tax benefit of issue costs (note 6(a))	3	-	-
Balance at December 31, 2006	$ 431,248	$ 58,656	$ -

For the twelve months ended December 31, 2006		
Balance at December 31, 2005	$ 201,447	$ 670,153
Net earnings	114,676	114,676
Stock-based compensation expense (note 6(d))	-	21,205
Stock-based compensation on stock options exercised (note 6(a))	-	-
Share issuance costs (note 6(a))	-	(10)
Tax benefit of issue costs (note 6(a))	-	3
Balance at December 31, 2006	$ 316,123	$ 806,027

For the three months ended March 31, 2006			
Balance at December 31, 2005	$ 429,613	$ 39,093	$ -
Net earnings	-	-	-
Stock-based compensation expense (note 6(d))	-	4,683	-
Stock-based compensation on stock options exercised (note 6(a))	105	(105)	-
Balance at March 31, 2006	$ 429,718	$ 43,671	$ -

For the three months ended March 31, 2006		
Balance at December 31, 2005	$ 201,447	$ 670,153
Net earnings	12,860	12,860
Stock-based compensation expense (note 6(d))	-	4,683
Stock-based compensation on stock options exercised (note 6(a))	-	-

Balance at March 31, 2006	$ 214,307	$ 687,696

WestJet Airlines Ltd.
Consolidated Statements of Earnings
For the periods ended March 31, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended March 31 2007	2006
Revenues:		
Guest revenues	$ 390,732	$ 315,779
Charter and other	84,077	68,591
Interest income	4,399	2,363
	479,208	386,733
Expenses:		
Aircraft fuel	110,211	95,502
Airport operations	76,112	62,272
Flight operations and navigational charges	62,791	48,846
Sales and marketing	38,767	34,403
Depreciation and amortization	31,022	24,051
General and administration	22,859	20,067
Inflight	19,485	14,444
Interest expense	18,772	15,556
Aircraft leasing	18,475	18,493
Maintenance	18,414	19,310
Guest services	8,935	7,512
	425,843	360,456
Earnings from operations	53,365	26,277
Non-operating income (expense):		
Gain (loss) on foreign exchange	(322)	266
Gain on disposal of property and equipment	503	834
	181	1,100
Employee profit share (note 7)	(6,654)	(2,847)
Earnings before income taxes	46,892	24,530
Income tax expense:		
Current	(989)	(1,292)
Future	(16,048)	(10,378)
	(17,037)	(11,670)

	2007	2006
Net earnings	$ 29,855	$ 12,860

Earnings per share: (note 6(c))		
Basic	$ 0.23	$ 0.10
Diluted	$ 0.23	$ 0.10

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended March 31, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended March 31 2007	2006
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 29,855	$ 12,860
Items not involving cash:		
Depreciation and amortization	31,022	24,051
Amortization of other liabilities	(217)	(217)
Amortization of hedge settlements	350	348
Gain on disposal of property and equipment	(503)	(834)
Loss on disposal of aircraft parts	83	47
Stock-based compensation expense	5,450	4,683
Future income tax expense	16,048	10,378
Decrease in non-cash working capital	62,241	32,011
	144,329	83,327
Financing activities:		
Repayment of long-term debt (note 4)	(43,058)	(28,520)
Increase in long-term debt (note 4)	-	138,881
Decrease in obligations under capital lease (note 5(b))	(88)	(226)
Increase in other assets	(8,887)	(5,648)
Issuance of shares (note 6(a))	124	-
	(51,909)	104,487
Investing activities:		
Aircraft additions	(12,228)	(159,733)
Aircraft disposals	-	3,720
Other property and equipment additions	(2,425)	(4,776)
Other property and equipment disposals	13,760	1,435
	(893)	(159,354)

Net change in cash	91,527	28,460
Cash, beginning of period	377,517	259,640
Cash, end of period	$ 469,044	$ 288,100

Cash is defined as cash and cash equivalents.

Cash interest paid during the three months ended March 31, 2007 was $19,336,000 (2006 - $14,778,000).

Net cash taxes received during the three months ended March 31, 2007 were $9,820,000 (2006 - net cash taxes paid $942,000).

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended March 31, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 except as disclosed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Change in accounting policies:

On January 1, 2007, the Corporation adopted the new Canadian accounting standards for Financial Instruments - Disclosure and Presentation, Financial Instruments - Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into

one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Corporation designated its cash and cash equivalents, including US dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Corporation has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, the Corporation retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of March 31, 2007, the Corporation did not have any outstanding derivative instruments.

Effective January 1, 2007, the Corporation transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. The Corporation will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for Financial Instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

2. Financial instruments:

As at March 31, 2007, the Corporation had US dollar cash and cash equivalents totalling US$35,146,000 (December 31, 2006 - US$32,019,000, March 31, 2006 - US$41,795,000).

As at March 31, 2007, cash and cash equivalents include US$358,000 (December 31, 2006 - US$5,279,000, March 31, 2006 - US$7,341,000) and CAD$1,815,000 (December 31, 2006 - CAD$1,858,000, March 31, 2006 - $NIL) of restricted cash. US$189,000 (December 31, 2006 - US$186,000, March 31, 2006 - US$110,000) is cash not yet remitted for passenger facility charges.

3. Property and equipment:

March 31, 2007	Cost	Accumulated Depreciation	Net book value
Aircraft	$ 2,088,208	$ 210,543	$ 1,877,665
Ground property and equipment	154,448	69,931	84,517
Spare engines and parts	71,530	10,984	60,546
Buildings	40,028	5,075	34,953
Leasehold improvements	6,927	4,723	2,204
Assets under capital lease	2,481	818	1,663
	2,363,622	302,074	2,061,548
Deposits on aircraft	48,164	-	48,164
Assets under development	32,605	-	32,605
	$ 2,444,391	$ 302,074	$ 2,142,317

December 31, 2006	Cost	Accumulated Depreciation	Net book value
Aircraft	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	-	38,011
Assets under development	32,279	-	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

March 31, 2006	Cost	Accumulated Depreciation	Net book value
Aircraft	$ 1,779,561	$ 122,079	$ 1,657,482

Ground property and equipment	131,920	52,277	79,643
Spare engines and parts	68,661	8,857	59,804
Buildings	39,501	4,071	35,430
Leasehold improvements	6,420	4,126	2,294
Assets under capital lease	2,481	315	2,166
	2,028,544	191,725	1,836,819
Deposits on aircraft	66,256	-	66,256
Assets under development	35,747	-	35,747
	$ 2,130,547	$ 191,725	$ 1,938,822

On January 10, 2007, the Corporation announced the suspension of the aiRES project while an amendment to the existing contract is negotiated. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. While the Corporation is committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods. As at March 31, 2007, $31,841,000 (December 31, 2006 - $31,869,000, March 31, 2006 - $19,348,000) is included in assets under development for costs related to the aiRES project.

During the three months ended March 31, 2007, property and equipment was acquired at an aggregate cost of $NIL (December 31, 2006 - $192,000, March 31, 2006 - $172,000) by means of capital leases.

In 2006, the Corporation entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts had been taken out of revenue-generating service and were included at their net book value in current assets, as assets held for sale. These transactions were completed in early 2007.

4. Long-term debt:

	March 31, 2007	December 31, 2006	March 31, 2006
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, plus fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,357,825	$ 1,393,439	$ 1,223,284
$35,000,000 in three individual term loans, repayable in monthly			

instalments ranging from $104,000 to $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% as at March 31, 2007, maturing between 2008 and 2011, secured by three Next-Generation flight simulators.	25,514	26,223	19,091
$10,341,000 in 15 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000, plus floating interest at the Canadian LIBOR rate plus 0.08% with a weighted average effective interest rate of 4.36% as at March 31, 2007, maturing between 2007 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	5,168	11,699	12,761
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03% maturing April 2011, secured by the Calgary hangar facility.	10,331	10,426	10,679
$4,550,000 term loan repayable in monthly instalments of $50,000 including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50% as at March 31, 2007, maturing April 2013, secured by the Calgary hangar facility.	2,960	3,069	3,380
	1,401,798	1,444,856	1,269,195
Less current portion	148,228	153,720	125,325
	$ 1,253,570	$ 1,291,136	$ 1,143,870

Future scheduled repayments of long-term debt are as follows:

2007	$ 111,174
2008	161,239
2009	145,407
2010	144,737
2011	157,465
2012 and thereafter	681,776
	$ 1,401,798

The Corporation has a preliminary commitment from Ex-Im Bank for seven aircraft to be delivered between July 2007 and July 2008. An application to convert the preliminary commitment to a final commitment has been submitted for these seven aircraft at a total value of US$246 million.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of each aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

5. Commitments and contingencies:

a) Aircraft:

The Corporation has committed to purchase six 737-700s and one 737-800 Next-Generation aircraft to be delivered over the course of 2007 and 2008.

The remaining estimated amounts, to be paid in deposits and purchase prices in US dollars, relating to the purchases of the remaining aircraft and live satellite television systems are as follows:

2007	$ 149,300
2008	103,002
2009	7,070
	$ 259,372

b) Leasehold Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licences, satellite programming and capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2007	$ 333	$ 79,035
2008	444	119,791
2009	444	140,360
2010	698	153,260
2011	37	150,499
2012 and thereafter	-	670,397
Total lease payments	1,956	$ 1,313,342
Less weighted average imputed interest at 5.29%	(205)	

Net minimum lease payments	1,751
Less current portion of obligations under capital lease	(360)
Obligations under capital lease	$ 1,391

The Corporation has committed to lease an additional 10 737-700 aircraft and three 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight and 10 years, in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table and US dollar equivalent in the table below.

The Corporation has certain operating leases primarily related to aircraft that are denominated in US dollars. The US dollar amounts of these operating leases, which have been included at their Canadian dollar equivalent above, are as follows:

2007	$ 58,918
2008	93,350
2009	116,168
2010	129,069
2011	128,978
2012 and thereafter	564,057
	$ 1,090,540

c) Contingencies:

A Statement of Claim was filed by Jetsgo Corporation (Jetsgo) in the Ontario Superior Court on October 15, 2004, against WestJet, an officer and a former officer (the Defendants). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo. Jetsgo was seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. Jetsgo provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo sought bankruptcy protection. Based on an Order of the Ontario Supreme Court of Justice dated April 25, 2007, this action has been formally dismissed.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Share capital:

a) Issued and outstanding:

	Three Months Ended March 31, 2007		Twelve Months Ended December 31, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,648,688	$ 431,248	129,575,099	$ 429,613
Exercise of options(cash and cashless)	253,634	124	73,589	-
Stock-based compensation on stock options exercised	-	3,644	-	1,642
Share issuance costs	-	-	-	(10)
Tax benefit of issue costs	-	-	-	3
Balance, end of period	129,902,322	$ 435,016	129,648,688	$ 431,248

	Three Months Ended March 31, 2006	
	Number	Amount
Common and variable voting shares:		
Balance, beginning of period	129,575,099	$ 429,613
Exercise of options (cash and cashless)	3,206	-
Stock-based compensation on stock options exercised	-	105
Share issuance costs	-	-
Tax benefit of issue costs	-	-
Balance, end of period	129,578,305	$ 429,718

As at March 31, 2007, the number of common voting shares and variable voting shares amounted to 125,003,722 (December 31, 2006 - 124,495,951, March 31, 2006 - 120,116,434) and 4,898,600 (December 31, 2006 - 5,152,737, March 31, 2006 - 9,461,871) respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches contributions from each employee. Under the terms of the ESPP, the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury

at the current market price. In 2006 and continuing through to March 31, 2007, the Corporation elected to purchase these shares through the open market. For the three months ended March 31, 2007, the Corporation's share of the contributions is recorded as compensation expense and amounted to $7,714,000 (2006 - $5,816,000).

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period from February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. As at March 31, 2007, the Corporation had not repurchased any shares pursuant to the bid.

b) Stock option plans:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended March 31, 2007		Twelve Months Ended December 31, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	15,046,201	$ 13.21	11,428,718	$ 13.94
Issued	10,959	$ 15.28	5,980,660	$ 11.82
Exercised	(961,552)	$ 11.21	(433,129)	$ 11.21
Forfeited	(131,063)	$ 12.82	(332,711)	$ 13.19
Expired	-	$ -	(1,597,337)	$ 13.78
Stock options outstanding, end of period	13,964,545	$ 13.35	15,046,201	$ 13.21
Exercisable, end of period	3,884,684	$ 14.23	4,846,236	$ 13.63

	Three Months Ended March 31, 2006	
	Number of	Weighted average exercise

	Options	price
Stock options outstanding, beginning of period	11,428,718	$ 13.94
Issued	17,574	$ 12.23
Exercised	(27,736)	$ 11.21
Forfeited	(59,896)	$ 14.76
Expired	(21,087)	$ 12.44
Stock options outstanding, end of period	11,337,573	$ 13.94
Exercisable, end of period	3,955,357	$ 12.25

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can elect to receive a number of shares equivalent to the difference between the market value of the options and the exercise price. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of shares that are issued under the stock option plans. For the three months ended March 31, 2007, option holders exercised 950,523 options (December 31, 2006 - 433,129, March 31, 2006 - 27,736) on a cashless settlement basis and received 242,605 shares (December 31, 2006 - 73,589, March 31, 2006 - 3,206).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended March 31 2007	2006
Weighted average number of shares outstanding - basic	129,783,267	129,577,263
Effect of dilutive employee stock options	597,646	132,697
Weighted average number of shares outstanding - diluted	130,380,913	129,709,960

For the three month period ended March 31, 2007, 3,274,549 options (2006 - 8,682,556) were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options is expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-

Scholes option pricing model. Upon the exercise of stock options, consideration received, together with amounts previously recorded in contributed surplus, is recorded as an increase in share capital.

The fair market value of options granted during the three months ended March 31, 2007 and 2006 and the assumptions used in their determination are as follows:

	Three Months Ended March 31 2007	2006
Weighted average fair market value per option	$ 5.32	$ 4.58
Average risk-free interest rate	4.00%	3.86%
Average volatility	39%	42%
Expected life (years)	3.8	3.7
Dividends per share	$ -	$ -

Stock-based compensation expense included in flight operations and general and administration expenses totalled $5,450,000 for the three months ended March 31, 2007 (2006 - $4,683,000).

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior-period balances have been reclassified to conform to current period's presentation.

Conference call information

WestJet will hold a live analysts' conference call today at 9 a.m. MDT (11 a.m. EDT). Sean Durfy, President and Vito Culmone, Executive Vice-President, Finance and CFO will discuss WestJet's first quarter 2007 results and answer questions from financial analysts. Following the analysts' question period, members of the media are invited to participate in a question and answer session as time permits. The conference call is available through the toll-free telephone number 1-888-564-1610. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MDT (10:50 EDT). The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet
Media Relations

Gillian Bentley
(403) 444-2615
E-mail: gbentley@westjet.com

OR

WestJet
Investor Communications
April Crane
(403) 444-2254
E-mail: acrane@westjet.com
Website: www.westjet.com

82-34912

WESTJET AIRLINES LTD.

Annual and Special Meeting of Holders of Voting Shares

May 1, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	Fixing the number of Directors of the Issuer to be elected at the Meeting at ten.	Carried
2.	The appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Directors to fix their remuneration.	Carried
3.	To approve the amendment to the 2003 Stock Option Plan.	Carried

Votes by Ballot

			For	Against	Withheld
1.	The election of the following ten Directors of the Issuer for a term expiring not later than the Issuer's 2008 Annual Meeting.				
	(a)	Clive J. Beddoe	99.91% (47,280,613)	N/A	0.08% (36,949)
	(b)	Hugh Bolton	91.97% (45,523,708)	N/A	8.02% (3,793,854)
	(c)	Brett Godfrey	99.22% (46,950,645)	N/A	0.78% (366,917)
	(d)	Ronald G. Greene	99.31% (46,992,888)	N/A	0.69% (324,674)
	(e)	Murph N. Hannon	98.49% (46,608,028)	N/A	1.50% (709,534)
	(f)	James Homeniuk	99.27% (46,977,292)	N/A	0.72% (340,270)

	(g) Allan W. Jackson	98.88% (46,793,959)	N/A	1.11% (523,603)
	(h) Wilmot L. Matthews	99.05% (46,871,339)	N/A	0.94% (446,223)
	(i) L.M. (Larry) Pollock	97.04% (45,922,695)	N/A	2.95% (1,394,867)
	(j) Arthur R.A. Scace	99.12% (46,903,332)	N/A	0.88% (414,230)
2.	To approve the 2007 Stock Option Plan.	93.94% (44,451,906)	6.06% (2,869,718)	N/A

END